SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Immediate Report Announcing the Results of the 2010 Annual and Extraordinary General Meeting of Shareholders.

To: Israeli Securities Authority	To: Tel Aviv Stock Exchange

2.	RE.: Immediate Report Announcing the Results of the 2010 Annual and Extraordinary General Meeting of Shareholders.

Meeting of Shareholders

The 2010 Annual and Extraordinary General Meeting  (the ”Meeting”) of shareholders of TAT Technologies Ltd. (the “Company”) was held at the at the offices of Isal Amlat Investment (1993) Ltd., (“Isal Amlat”) 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, on  Monday , August 30, 2010 at 05:30 pm Israel time.

Shareholders holding 5,641,495 ordinary shares of the Company, par value of NIS 0.9 per share, were represented in person or by proxy at the Meeting, constituting a quorum.

Discussion and resolutions:

1.	Reviewing and discussing the Company's audited financial statements for the year ended December 31, 2009, and the report of the Board of Directors for such period.

2.	The reelection of Mr. Giora Inbar, to serve as a director, to hold office until our 2011 Annual General Meeting of Shareholders and until his successors is elected and qualified, was approved.

Number of shares voted on the matter – 5,510,649.

Number of shares voted in favor of the resolution – 5,278,578, approximately 95.79% of the total shares voted on the matter.

3.	The reelection of Mr. Jan H. Loeb, to serve as a director, to hold office until our 2011 Annual General Meeting of Shareholders and until his successors is elected and qualified, was approved.

Number of shares voted on the matter – 5,510,649.

Number of shares voted in favor of the resolution – 5,386,446, approximately 97.75% of the total shares voted on the matter.

4.	The reelection of Mr. Ronen Yehezkel, to serve as a director, to hold office until our 2011 Annual General Meeting of Shareholders and until his successors is elected and qualified, was approved.

Number of shares voted on the matter – 5,510,649

Number of shares voted in favor of the resolution –5,278,578, approximately 95.79% of the total shares voted on the matter.

5.
The reelection of Ms. Daniela Yaron-Zoller, to serve as a director, to hold office until our 2011 Annual General Meeting of Shareholders and until her successors is elected and qualified, was approved.

Number of shares voted on the matter – 5,510,649

Number of shares voted in favor of the resolution –5,386,446, approximately 97.75% of the total shares voted on the matter.

6.
The reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the General Meeting of Shareholders until our 2011 Annual General Meeting of Shareholders, and the delegation to our Board of Directors the authority to determine their remuneration in accordance with the volume and nature of their services, was approved.

Number of shares voted on the matter – 5,063,488

Number of shares voted in favor of the resolution –5,062,736, approximately 99.98% of the total shares voted on the matter.

7.
The inclusion of the parent company, TAT Industries Ltd. in the Company's directors and officers liability insurance policy for the period commencing on December 1, 2009 and ending on March 15, 2010, was ratified and approved in accordance with Section 275 of the Israeli Companies Law, 1999.

Number of shares voted on the matter – 5,605,296.

Number of shares voted in favor of the resolution – 5,474,349, approximately 97.66% of the total shares voted on the matter.

Number of shares of non-interested shareholders voted on the matter – 785,988

Number of shares of non-interested shareholders voted in favor of the resolution – 655,041

The percentage of non- interested shares who voted in favor of the resolution out of all the non-interested shares voted on the matter was approximately 83.33%.

8.
The inclusion of the parent company, TAT Industries Ltd. in the Company's directors and officers liability insurance policy for the period commencing on March 15, 2010 and ending on March 15, 2011, was approved in accordance with Section 275 of the Israeli Companies Law, 1999.

Number of shares voted on the matter – 5,604,146.

Number of shares voted in favor of the resolution – 5,472,215, approximately 97.65% of the total shares voted on the matter.

Number of shares of non-interested shareholders voted on the matter – 959,907

Number of shares of non-interested shareholders voted in favor of the resolution – 827,976.

The percentage of non- interested shares who voted in favor of the resolution out of all the non-interested shares voted on the matter was approximately 86.25%.

9.
A "Framework Transaction" for cumulative insurance periods of up to four [4] years, commencing on April 1, 2011, regarding the purchase of directors and officers liability insurance policies, was approved in accordance with Section 275 of the Israeli Companies Law, 1999.

Number of shares voted on the matter – 5,604,546

Number of shares voted in favor of the resolution – 5,425,614, approximately 96.80% of the total shares voted on the matter.

Number of shares of non-interested shareholders voted on the matter – 783,272.

Number of shares of non-interested shareholders voted in favor of the resolution – 604,340.

The percentage of non- interested shares who voted in favor of the resolution out of all the non-interested shares voted on the matter was approximately 77.15%.

10.
Mr. Yacov Shahar was elected to serve as an outside director for an initial three-year term as of the date of the approval by the General Meeting of the Company for his appointment in accordance with Section 239 of the Israeli Companies Law, 1999.

Number of shares voted on the matter – 5,476,007

Number of shares voted in favor of the resolution – 5,464,557, approximately 99.79% of the total shares voted on the matter.

Number of shares of non-controlling shareholders voted on the matter – 663,197

Number of shares of non-controlling shareholders voted in favor of the resolution – 651,747.

The percentage of non- controlling shares who voted in favor of the resolution out of all the non-controlling shares voted on the matter was approximately 98.27%.

In counting the votes cast with respect to the matters in sections 7-10 above, the Company did not consider votes of shareholders who did not indicate whether they had personal interest in the transaction or not.  In addition, in some circumstances the Company could not determine whether shareholders who indicated they had a personal interest voted against or for the transaction.  In these circumstances the Company assumed that all of the shareholders who voted against the resolution indicated whether they had personal interest in the transactions or not.  In addition the Company assumed that those shareholders who indicated they had a personal interest in the transactions voted in favor of the resolution.

  TAT Technologies Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: August 30, 2010